SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 7 )(1)

                Telefonos de Mexico, S.A. de C.V. (the "Issuer")
 -------------------------------------------------------------------------------
                                (Name of Issuer)

         American Depositary Shares ("L Share ADSs"), each representing
                        20 Series L Shares ("L Shares")

                American Depositary Shares ("A Share ADSs"), each
                  representing 20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                          879403780 for L Share ADSs(2)
                          879403400 for A Share ADSs(3)
             -------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                 (525) 540-9225
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 48 Pages)

-----------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

3 CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Helu

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      40,000 A Shares and 100,000
 EACH REPORTING PERSON      L Shares (See Items 5(a) and 5(b))
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            40,000 A Shares and 100,000
                            L Shares (See Items 5(a) and 5(d))

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    46,037,330 A Shares and 2,799,896,900 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,132 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,132 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,997,330 A Shares and 2,799,805,032 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marco Antonio Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,132 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,132 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,997,330 A Shares and 2,799,805,032 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patrick Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,997,330 A Shares and 2,799,805,034 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Maria Soumaya Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,997,330 A Shares and 2,799,805,034 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Vanessa Paola Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, PF, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      408,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            408,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,997,330 A Shares and 2,800,205,034 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Johanna Monique Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, PF, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      570,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            570,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,799,796,900
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,997,330 A Shares and 2,800,367,034 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carso Global Telecom, S.A. de C.V.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            45,997,330 A Shares and 2,775,374,864
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER

                        10  SHARED DISPOSITIVE POWER
                            45,997,330 A Shares and 2,775,374,864
                            L Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,997,330 A Shares and 2,775,374,864 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1% of A Shares and 26.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Carso, S.A. de C.V.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            6,000,000 L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER

                        10  SHARED DISPOSITIVE POWER
                            6,000,000 L Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,000,000 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 879403780 L Share ADSs      13D
           879403400 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Financiero Inbursa, S.A. de C.V.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            18,422,036 L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER

                        10  SHARED DISPOSITIVE POWER
                            18,422,036 L Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,422,036 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Items 1 and 3. No Change.
-------------

Item 2.   Identity and Background
-------   -----------------------

          This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

          (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Carso, S.A. de C.V. ("Carso") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI"). As a result, ownership of all L Shares and A Shares owned or controlled by these entities is deemed to be shared among each member of the Slim Family.

          (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States. CGT is a holding company with interests in the Issuer and other telecommunications companies.

          (3) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and other commercial industries in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable, aluminum wires and tires.

          (4) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

          The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of CGT, Carso and GFI are set forth in Schedule I attached hereto.

          None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.
------    ----------------------

          Since December 20, 1990, CGT, SBC International, Inc. ("SBC") and certain other persons were party to a trust (the "Control Trust") governing such parties ownership of the Series AA shares, no par value (the "AA Shares"), of the Issuer. As between SBC and CGT, the Control Trust has been terminated, and the AA Shares held by the Control Trust were distributed to the Control Trust's beneficiaries. On December 20, 2001, CGT and SBC entered into a Shareholders Agreement (effective as of March 28, 2001, the "Shareholders Agreement"), and on March 28, 2001, SBC and CGT established a trust (together with the Shareholders Agreement, the "Telmex Agreements"), which govern the ownership and voting of any and all future AA Shares owned by such parties. CGT holds 64.6% of the issued and outstanding AA Shares, and SBC holds 27.4% of the issued and outstanding AA Shares. Under the terms of the Telmex Agreements, each of CGT and SBC agrees to vote its AA Shares in favor of 13 members nominated by CGT to the board of directors of the Issuer (the "Board") and four members nominated by SBC to the Board (or in similar proportion if the holders of AA Shares are unable to elect 17 members of the Board); provided, that upon the reduction of the number of members of the Board to 13, SBC shall only be entitled to nominate two members to the Board.

          The Board will not consider or vote on any specified matter to be reviewed by the executive committee of the Issuer (the "Executive Committee") unless the Executive Committee has made a recommendation to the Board with respect to such matter, subject to certain exceptions. The Executive Committee consists of four members, three of whom shall be appointed by CGT and one of whom shall be appointed by SBC. CGT and SBC have agreed to cause the Executive Committee to mutually agree upon all matters presented to the Executive Committee, and to follow certain procedures in the event they are unable to do so. With the exception of the appointment of members to the Board and the Executive Committee, under the terms of the Telmex Agreements, CGT has the power to direct the voting of the AA Shares held by SBC.

          Each of SBC and CGT has granted to the other a right of first offer on any proposed transfer of AA Shares held by such party, except for transfers to certain affiliates. Upon the receipt of a notice of proposed transfer, the party receiving the notice shall have 30 calendar days to decide whether it wishes to purchase all (but not less than all) of the AA Shares proposed to be sold by the notifying party. In the event the receiving party elects not to purchase the AA Shares offered for sale or is otherwise unable to complete the purchase of such AA Shares in accordance with the Shareholders Agreement, the notifying party shall have 180 days within which to sell such AA Shares to a third party at the same price offered to the receiving party; provided, that the purchasing third party shall have agreed in advance to be governed by a shareholders agreement on substantially the same terms as provided for in the AM Agreements. In addition to the right of first offer described above, each of CGT and SBC has granted to the other certain drag along rights, which require the party transferring a majority of its AA Shares to a third party to include the AA Shares held by the other party in such sale. Notwithstanding any of the foregoing, either party to the Telmex Agreements is free to convert any AA Shares held by such party into L Shares and transfer such L Shares to a third party without complying with the right of first offer and drag along right described above.

          Additionally, each of SBC and CGT has agreed to provide, and receive compensation for, services to the Issuer under management services agreements attached as Exhibits B and C, respectively, to the Shareholders Agreement (in the case of SBC, the "SBC MSA", and in the case of CGT, the "CGT MSA"). Under the SBC MSA, SBC International - Management Services, Inc. (SBCI-MSI) will provide management services to the Issuer for a period of 5 years. Under the CGT MSA, CGT will provide management services to the Issuer for a period of 1 year. SBCI-MSI will be compensated at least U.S.$10 million per annum for the services provided by SBCI-MSI expatriates for the initial 2-year term of the SBC MSA. CGT will be compensated at least U.S.$20 million for the 1-year term of the CGT MSA.

          The Telmex Agreements are terminable, upon six months prior notice, on March 13, 2006 or upon the mutual agreement of SBC and CGT. Additionally, the Telmex Agreements shall terminate in the event either party thereto converts all of the AA Shares held by such party into L Shares, or in certain other instances as set forth therein. The foregoing description is qualified in its entirety by the Telmex Agreements, which are referenced in Item 7 of this Statement and incorporated in this Item 4 by reference.

          Under the Issuer's bylaws, AA Shares and A Shares have full voting rights and L Shares have limited voting rights. Each L Share is convertible at the holder's option into one AA Share, and each AA Share and each A Share is convertible at the holder's option into one L Share, in each case subject to restrictions under the Issuer's by-laws, which are summarized in the table below.

                                                        % of Combined Number of
Class of Issuer's       % of Issuer's Outstanding        Outstanding AA  Shares
Capital Stock               Capital Stock                     and A Shares
-------------               -------------                     ------------

 L Shares                    No more than 80%

 A Shares                    No more than 19.65%            No more than 49%

AA Shares                    At least 20% but no more
                             than  51%                      No less than 51%

Combined AA Shares
and A Shares                 No more than 51%

Combined A Shares
and L Shares                 No more than 80%

          Through its direct ownership of A Shares and AA Shares and its power to vote the AA Shares owned by SBC under the Telmex Agreements, CGT may be deemed to control the Issuer. Except as set forth in this Statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

          (a) The Reporting Persons have, as of May 9, 2001, the following interests in the A Shares and L Shares:

                                            A Shares(1)                          L Shares(2)
                               -----------------------------------     -----------------------------------
                                     Number          % of Class           Number            % of Class
                                     ------          ----------           ------            ----------
Carlos Slim Helu(3)............     46,037,330          14.1%           2,799,896,900         26.2%
Carlos Slim Domit(4)...........     45,997,330          14.1%           2,799,805,032         26.2%
Marco Antonio Slim Domit(5)....     45,997,330          14.1%           2,799,805,032         26.2%
Patrick Slim Domit(6)..........     45,997,330          14.1%           2,799,805,034         26.2%
Maria Soumaya Slim Domit(7)....     45,997,330          14.1%           2,799,805,034         26.2%
Vanessa Paola Slim Domit(8)....     45,997,330          14.1%           2,800,205,034         26.2%
Johanna Monique Domit(9).......     45,997,330          14.1%           2,800,367,034         26.2%
CGT(10)........................     45,997,330          14.1%           2,775,374,864         26.0%
Carso(11)......................             --           --                 6,000,000          0.1%
GFI............................             --           --                18,422,036          0.2%

--------------

(1)  Based upon 325,577,298 A Shares outstanding as of May 9, 2001. Includes
     A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2)  Based upon 9,499,815,574 L Shares outstanding as of May 9, 2001.
     Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 1,132,487,864 AA Shares held by the relevant Reporting Person have been converted into L Shares in accordance with the restrictions set forth in Item 4 above. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3) Includes 40,000 A Shares and 100,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.

(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.

(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.

(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.

(8) Includes 408,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.

(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.

(10) Includes 1,532,214,660 L Shares held in the form of L Share ADSs.

(11) All L Shares owned by Carso are held in the form of L Share ADSs.

          (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

          (c) Not applicable.

          (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, A Shares or L Shares owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        -------------------------

          CGT has entered into matched put and call options pursuant to which it has an option to purchase, and the relevant counterparty has an option to sell, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its expiration date.

                                               Number of         Strike Price   Net Aggregate
Counterparty             Expiration Date       L Shares          per L Share      Premiums
------------             ---------------        --------         -----------      --------
J.P. Morgan & Co.        September 4, 2001     14,000,000        US$1.65        US$895,755

Chase Manhattan Bank     August 29, 2001       19,000,000           1.78         1,381,058

Chase Manhattan Bank     August 29, 2001       16,000,000           1.57           973,909

Chase Manhattan Bank     September 7, 2001     30,000,000           1.86         2,565,088

Chase Manhattan Bank     September 12, 2001    21,000,000           1.77         1,718,762

          Additionally, CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. In each case, if the market price per L Share is greater than 150% of the applicable purchase price per L Share on the applicable expiration date, CGT must refund such excess to the counterparty. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this Statement are treated as beneficially owned by CGT.

                                               Number of         Purchase Price
Counterparty             Expiration Date       L Shares            per L Share    Interest Rate
------------             ---------------       --------           -----------    -------------
Chase Manhattan Bank     September 4, 2001     80,000,000        US$1.17        4.15% per annum

Chase Manhattan Bank     September 4, 2001     40,000,000           1.17        4.15% per annum

Chase Manhattan Bank     October 29, 2001      40,000,000           1.36        4.12% per annum

          Other than as disclosed herein and in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7. Material to be Filed as Exhibits
------- --------------------------------

Exhibit Number   Description                                        Page Number
--------------   -----------                                        -----------

1                Trust Agreement (Original Spanish Version)                 21

2                Trust Agreement (English Translation)                      25

3                Shareholders' Agreement                                    32

*    The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
     Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2001 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helu

--------------------------------------------

Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
--------------------------------------------           ------------------------
                                                       Eduardo Valdes Acra
Marco Antonio Slim Domit                               Attorney-in-Fact

--------------------------------------------           May 10, 2001
Patrick Slim Domit

--------------------------------------------

Maria Soumaya Slim Domit

--------------------------------------------

Vanessa Paola Slim Domit

--------------------------------------------

Johanna Monique Slim Domit

--------------------------------------------

CARSO GLOBAL
TELECOM, S.A. DE C.V.

--------------------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

GRUPO CARSO, S.A. DE C.V.

--------------------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

GRUPO FINANCIERO
INBURSA, S.A. DE C.V.

--------------------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                                 THE SLIM FAMILY

             Paseo de las Palmas 736, Colonia Lomas de Chapultepec,
                           11000 Mexico D.F., Mexico

Name                           Principal Occupation
----                           --------------------

Carlos Slim Helu               Chairman of the Board of Telefonos
                               de Mexico and Carso Global Telecom

Carlos Slim Domit              Chairman of Grupo Carso and President
                               of Sanborns

Marco Antonio Slim Domit       President of Grupo Financiero Inbursa

Patrick Slim Domit             Vice President of Massive Markets of
                               Telefonos de Mexico

Maria Soumaya Slim Domit       President of Museo Soumaya

Vanessa Paola Slim Domit       Private Investor

Johanna Monique Slim Domit     Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu
(Director and Chairman of the Board)    Chairman of the Board of Telefonos
                                        de Mexico and Carso Global Telecom

Jaime Chico Pardo
(Director and Vice Chairman
 of the Board)                          President of Telefonos de Mexico

Claudio X. Gonzalez Laporte
(Director)                              Chairman of the Board of Kimberly
                                        Clark de Mexico

Jose Kuri Harfush
(Director)                              President of Productos Dorel

Juan Antonio Perez Simon
(Director)                              Vice-Chairman of Telefonos de Mexico

Carlos Slim Domit
(Director)                              Chairman of Grupo Carso and
                                        President of Sanborns
Executive Officers

Alejandro Escoto Cano
(Chief Financial Officer)               Chief Financial Officer of Carso
                                        Global Telecom

                            GRUPO CARSO, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu
(Director and Chairman Emeritus)        Chairman of the Board of
                                        Telefonos de Mexico and
                                        Carso Global Telecom

Carlos Slim Domit
(Director and Chairman of the Board)    Chairman of Grupo Carso
                                        and President of Sanborns

Antonio Cosio Arino
(Director)                              Independent Investor

Fernando G. Chico Pardo
(Director)                              President of Promecap

Jaime Chico Pardo
(Director)                              President of Telefonos de Mexico

Claudio X. Gonzalez Laporte
(Director)                              Chairman of the Board of
                                        Kimberly Clark de Mexico

Rafael Moises Kalach Mizrahi
(Director)                              President of Kaltex

Jose Kuri Harfush
(Director)                              President of Productos Dorel

Juan Antonio Perez Simon
(Director)                              Vice-Chairman of Telefonos de Mexico

Bernardo Quintana Isaac
(Director)                              Chairman of the Board and President
                                        of Empresas ICA Sociedad Controladora

Patrick Slim Domit                      Vice President of Massive Markets
                                        of Telefonos de Mexico

Agustin Santamarina Vazquez
(Director)                              Managing Partner of Santamaria y Steta

Executive Officers

Humberto Gutierrez-Olvera Zubizarreta
(President)                             President of Grupo Carso and President
                                        of Condumex

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu
(Chairman Emeritus)                     Chairman of the Board of
                                        Telefonos de Mexico and
                                        Carso Global Telecom

Marco Antonio Slim Domit                President of Grupo
(Chairman of the Board)                 Financiero Inbursa

Eduardo Valdes Acra
(Vice-Chairman of the Board)            Chief Executive Officer
                                        of Inversora Bursatil
Antonio Cosio Arino
(Director)                              Independent Investor

Angeles Espinosa Yglesias
(Director)                              Independent Investor

Agustin Franco Macias
(Director)                              Chairman of Infra

Bernardo Quintana Isaac
(Director)                              Chairman of the Board and
                                        President of Empresas ICA
                                        Sociedad Controladora

Claudio X. Gonzalez Laporte
(Director)                              Chairman of the Board of
                                        Kimberly Clark de Mexico

Jose Antonio Chedraui Obeso
Director)                               President of Grupo
                                        Comercial Chedraui

Juan Antonio Perez Simon
(Director)                              Vice-Chairman of Telefonos
                                        de Mexico

David Ibarra Munoz
(Director)                              Independent Economist

Carlos Fernandez Gonzalez               President of Grupo
                                        Modelo, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit
(President)                             President of Grupo
                                        Financiero Inbursa